SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                        CANADIAN EMPIRE EXPLORATION CORP.
                                (Name of Issuer)

                                  COMMON SHARES
                         (Title of Class of Securities)

                                     135660
                                 (CUSIP Number)
                                December 20, 2002
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)
[X]    Rule 13d-1(c)
[ ]    Rule 13d-1(d)

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                                       -2-


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     DUNDEE WEALTH MANAGEMENT INC. ("Dundee Wealth")
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           1,650,000(1) Common Shares
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          Nil
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         1,650,000(1) Common Shares
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            Nil
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,650,000(1) Common Shares
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.48%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________
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                                       -3-


Item 1(a).  Name of Issuer:

            Canadian Empire Exploration Corp. ("Canadian Empire")
            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:

            1205-675 West Hastings Street, Vancouver, B.C., V6B 1N2
            ____________________________________________________________________

Item 2(a).  Name of Person Filing:

            Dundee Wealth Management Inc.
            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            40 King Street, Scotia Plaza, 55th Floor, Toronto, Ontario M5H 4A9
            ____________________________________________________________________

Item 2(c).  Citizenship:

            Canada
            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:

            Common Shares
            ____________________________________________________________________

Item 2(e).  CUSIP Number:

            23077R
            ____________________________________________________________________

Item 3.     N/A

Item 4.  Ownership.

(a)  Amount beneficially owned:

     1,650,000(1) Common Shares
     ___________________________________________________________________________

(b)  Percent of class:

     10.48%
     ___________________________________________________________________________

(c)  Number of shares as to which such person has:

     (i)   Sole power to vote or to direct the vote     1,650,000(1),

     (ii)  Shared power to vote or to direct the vote   Nil,

     (iii) Sole power to dispose or to direct the disposition of 1,650,000(1),

     (iv)  Shared power to dispose or to direct the disposition of Nil
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                                      -4-


Item 5.  Ownership of Five Percent or Less of a Class.

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         o CMP 2002 Resource Limited Partnership, the general partner of which is a wholly-owned subsidiary of Dundee Wealth holds 1,500,000 common shares of Canadian Empire.

         o Dundee Securities Corporation, a subsidiary of Dundee Wealth holds 150,000 options of Canadian Empire.

Item 8.  Identification and Classification of Members of the Group.

         N/A

Item 9.  Notice of Dissolution of Group.

         N/A

Item 10. Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                       -5-


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        January 2, 2003
                                        ----------------------------------------

                                        DUNDEE WEALTH MANAGEMENT INC.
                                        By:

                                        /s/ Lori E. Beak
                                        ----------------------------------------
                                        (Signature)

                                        Assistant Secretary
                                        ----------------------------------------
                                        (Title)

(1) Includes 150,000 options to purchase common shares on a one-for-one basis at $0.12 until December 20, 2003.